

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Via Fax & U.S. Mail

Mr. Pierre Turgeon
Chief Executive Officer
Kurrant Mobile Catering, Inc.
1996 Boulevard Saint-Joseph East
Montreal, Quebec, Canada H2HIE3

Re: Kurrant Mobile Catering, Inc.
Form 10-K for the year ended November 30, 2009
Filed February 1, 2010
File No. 0-53011

Dear Mr. Turgeon:

We have reviewed your response letter dated November 15, 2010 in response to our letter dated September 29, 2010, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the period ended August 31, 2010
Note 1. Summary of Significant Accounting Policies
Organization, Ownership and Business

1. We note from the Company's response to our prior comment number 7 and from the disclosure included in Note 1 to the interim financial statements that the share agreement between the Company and TPI was treated as a reverse merger since the power to control TPI existed with Pierre Turgeon by agreement with the other stockholder. Please tell us and revise the notes to the Company's financial statements to explain in further detail the significant terms of the agreement between Pierre Turgeon and the other shareholder of TPI that provided Pierre Turgeon with control over TPI. Your response should clearly explain how this agreement provides Pierre Turgeon with voting control or control over TPI's operations. We may have further comment upon receipt of your response.

Note 10-Stockholder's Equity

2. We note the disclosures that have been added outside of the financial statements regarding the consulting agreements that have been entered into by the Company during the six months ended August 31, 2010. Please revise the notes to the Company's financial statements in future filings to disclose the significant terms of these consulting arrangements, including the consideration issued by the Company in connection with the consulting arrangements.

Note 12-Commitments and Contingencies

3. We note your disclosure regarding the "*Objective Films, LLC vs. Transit Medias, Inc., Transit Publishing, Inc., Pierre Turgeon and Kurrant Mobile Catering, Inc. a/k/a Cogito Media Group*" contingency where a range of loss has not been indicated. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss <u>or state that such an estimate cannot be made</u>. In light of the materiality of the asserted amount, supplementally advise us and revise your disclosures in future filings accordingly. As part of your response, supplementally advise us of all developments with respect to this case through the date of your response.

Management's Discussion and Analysis

Results of Operations

4. We note your response to previous comment number 11. However, we continue to note that your discussion of line items in your interim financial statements such as revenues and royalties does not provide reasons for changes, and continues to merely state the components of the change. Please provide an in-depth discussion of the Company's results of operations that provides further analysis and insight into the facts and circumstances responsible for changes in the various categories of revenues and expenses during the periods presented in the Company's financial statements. Your revised discussion should explain the factors responsible for any increases and/or decreases in the Company's most significant revenue and expense categories, with an in depth discussion of the consulting services provided to the company and any milestones to be achieved in connection with these services.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Jacques Arsenault
                        (866) 258-7772